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RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

September 1, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:                 John Ganley, Division of Investment Management

Re:                             Triloma EIG Energy Income Fund — Term I (File No. 333-202216; 811-23032)

Dear Mr. Ganley:

Post-effective amendment No. 8 to the Triloma EIG Energy Income Fund — Term I’s (the “Fund”) registration statement on Form N-2 will be filed, together with the required consent of the Fund’s independent registered public accounting firm, PricewaterhouseCoopers, and acceleration request letters, via EDGAR on or about September 1, 2017.

As discussed, the Fund will promptly engage in a rescission offer to repurchase shares acquired in May and June 2017 in an amount equal to the amount the shareholder paid for its shares plus interest from the date of the purchase less the amount of any distributions received on the shares.

If you would like to discuss this in further detail or if you have any questions, please feel free to contact me at 212.698.3525.  Thank you.

Best regards,

/s/ Richard Horowitz

Richard Horowitz

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